FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding commencement of operation of certain generating units of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on May 22, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
LUOYANG CO-GENERATION AND PHOTOVOLTAIC UNITS IN SI’AN COMMENCE OPERATION

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International Inc. (the “Company”) announces that a coal-fired generation unit with a capacity of 350 MW of Huaneng Luoyang Co-generation Co. Ltd. (in which the Company owns 51% equity interests) has recently commenced operation.

Meanwhile, the 5 MW photovoltaic (PV) units out of a total of 10 MW distributed PV modules project of Zhejiang Si’an Power Plant (which is wholly owned by the Company) have recently commenced operation. The project has achieved full operation.

To-date, the Company’s controlled generation capacity increases from 78,693 MW to 79,048 MW and the equity based generation capacity increases from 70,736 MW to 70,919 MW.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)

Li Song
(Non-executive Director)
Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing, the PRC
22 May 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     May 22, 2015